EXHIBIT D(2)(vi)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.

April 4, 2008

Series	Annual Sub-Advisory Fee
ING VP Strategic Allocation Conservative Portfolio	Direct Investments
ING VP Strategic Allocation Growth Portfolio ING VP Strategic Allocation Moderate Portfolio	0.27% of ADNA
Underlying Funds 0.02% of ADNA